August 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quoin Pharmaceuticals Ltd. Registration Statement on Form F-1 File No. 333-266476

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), A.G.P./ALLIANCE GLOBAL PARTNERS, as Placement Agent, hereby joins Quoin Pharmaceuticals Ltd. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1, as amended (File No. 333-266476) (the “Registration Statement”), to become effective on Friday, August 5, 2022, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel Blank Rome LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus, dated August 4, 2022, are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director